SHIN CORPORATION

RECEIVED
2004 AUG 31 A 8:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 25, 2004

The U.S. Securities and Exchange Co[redacted]
450 Fifth Street N.W., Room 3011
Office of International Corporate Fir
Washington, DC 20549
UNITED STATES OF AMERICA

04036575

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No.82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 096/2004**

  Subject: Notification of the adjustment to exercise price and exercise ratio of ESOP Warrants Grant I, II & III

  Date: August 25, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Legal & Compliance Department by fax at (662) 270-0658 attention Mrs. Prasopsook Chaiwongsurarit.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5226 or by emailing prasopsc@shincorp.com

Thank you for your attention in this matter.

PROCESSED
AUG 31 2004
THOMSON FINANCIAL

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
August 25, 2004

RECEIVED
2004 AUG 31 A 8:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SHIN 096/2004

August 25, 2004

Subject: Notification of the adjustment to exercise price and exercise ratio of ESOP Warrants Grant I, II & III

TO: PRESIDENT
The Stock Exchange of Thailand

According to the Board of Directors' Meeting of Shin Corporation Public Company Limited (the "Company") No. 4/2004 held on August 13, 2004 passed a resolution to approve the dividend payment for the first half of year 2004 to shareholders at the rate of 0.92 Baht per share, totaling of Baht 2,714 million.

Upon the resolution, the Company has announced to distribute the dividends in excess of 50% of the net profit after income tax. This has affected on exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and, employees of the Company (ESOP) Grant I, II & III, as stated in Clause 2.6 (v) of the Prospectus offering the ESOP Program of the Company. The ESOP warrant holders shall not be decreased their rights. The adjustment to exercise price and exercise ratio of ESOP Warrants Grant I, II & III were shown as follow;

ESOP Grant I	**Before adjustment**	**After adjustment**
Exercise price (Baht / share)	17.80	17.704
Exercise ratio	1 : 1	1 : 1.00540
Number of shares to be allotted (Shares)	16,523,400	16,612,626 *
ESOP Grant II	**Before adjustment**	**After adjustment**
Exercise price (Baht / share)	13.67	13.597
Exercise ratio	1 : 1	1 : 1.00540
Number of shares to be allotted (Shares)	17,531,900	17,626,572 *
ESOP Grant III	**Before adjustment**	**After adjustment**
Exercise price (Baht / share)	36.41	36.214
Exercise ratio	1 : 1	1 : 1.00540
Number of shares to be allotted (Shares)	13,660,200	13,733,965 *
Number of additional shares to be allotted after adjustment of exercise price and exercise ratio of ESOP Grant I, II & III	**Total 257,664 shares**	

* calculated from the remaining of unexercised warrants

The new exercise price and new exercise ratio shall be effective immediately on the first day of XD sign posting or on August 25, 2004 onwards. As a result, provided that, the Company currently has sufficiently reserved shares for the exercise of ESOP warrants. The Company, therefore, will allot the additional shares to reserve for the new exercise ratio of ESOP Grant I, II & III in the next shareholders' meeting.